EAGLE POINT INCOME COMPANY

QUARTERLY UPDATE – 1Q 2022





MAY 24, 2022

IMPORTANT INFORMATION



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Income Company Inc. ("EIC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Income Management LLC (the "Adviser") and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors and is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. Past performance is not indicative of, or a guarantee of, future performance. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein. More recent performance information current to the most recent month-end is available by calling (844) 810-6501.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT INCOME COMPANY

The Company is a diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation, by investing primarily in junior debt tranches of CLOs. In addition, the Company may invest up to 35% of its total assets (at the time of investment) in CLO equity securities. The Company is externally managed and advised by Eagle Point Income Management LLC.

The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's net investment income ("NII") and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's net asset value ("NAV") per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

Eagle Point Credit is a registered trademark of Eagle Point Credit Management LLC.
© 2022. Eagle Point Income Company Inc. All Rights Reserved.

TABLE OF CONTENTS



INTRODUCTION TO
EAGLE POINT INCOME COMPANY







The Company: Eagle Point Income Company Inc. (EIC)	
IPO Date	▪ July 23, 2019
Investment Objective	▪ Primary objective to generate high current income, with a secondary objective to generate capital appreciation ▪ Seek to achieve these objectives by investing primarily in junior debt tranches of CLOs with a focus on BB-rated CLO debt[1] ▪ Up to 35% of assets may be invested in CLO equity securities[2]
Total Market Capitalization	▪ $147.7 million[3]
Distributions	▪ Monthly distribution of $0.125 per share of common stock beginning in April 2022 (distribution rate of 9.4%)[4] ▪ $3.87 cumulative common distributions per share since IPO[4]

The Adviser: Eagle Point Income Management LLC	
History	▪ Eagle Point Income Management LLC is the Adviser to the Company. The Adviser is affiliated with Eagle Point Credit Management LLC (together with the Adviser, "Eagle Point"), the external adviser of Eagle Point Credit Company Inc. (NYSE: ECC) ▪ Eagle Point Credit Management was formed in 2012 by Thomas Majewski and Stone Point Capital ▪ Eagle Point is headquartered in Greenwich, CT and has 54 professionals
Asset Under Management	▪ Approximately $7.5 billion[5] managed across the Eagle Point platform on behalf of institutional, high net worth and retail investors

1. As rated by Moody's Investors Service, Inc., Standard & Poor's, Fitch Ratings, Inc. and/or other applicable nationally recognized statistical rating organizations. This may include ratings of BB+, BB and BB-, or the equivalent. Securities rated BBB- and below are rated below investment grade and are considered speculative with respect to timely payment of interest and repayment of principal.
2. As measured at the time of investment.
3. Combined market capitalization of EIC and EICA based on securities outstanding as of March 31, 2022 and market prices as of April 29, 2022.
4. Based on EIC's closing market price of $15.90 per share on April 29, 2022 and amount and frequency of regular distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
5. As of March 31, 2022 and also reflects amounts managed by Eagle Point Credit Management LLC, an affiliate of the Adviser, inclusive of capital commitments that were undrawn as of such date.



CLO Junior Debt is an Attractive Asset Class	▪ BB-rated CLO debt has had a relatively **low historical default rate** of 7 bps per annum[1]
	▪ Eagle Point believes BB-rated CLO debt offers the potential for higher returns as compared to senior secured loans and high yield bonds
	▪ All of the Company's BB-rated CLO securities are floating rate and could benefit from increases in interest rates
	▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 28 of the past 30 full calendar years[2]
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments (as well as other income-oriented investments)
	▪ Each member of Eagle Point's senior investment team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career
Differentiated Investment Strategy and Process	▪ With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, Eagle Point believes that its approach is more akin to a *private equity style* investment approach than to the typical process used by many fixed income investors

1. Standard & Poor's, Default, Transition, and Recovery: 2017 Annual Global Leveraged Loan CLO Default Study And Rating Transitions. See page 7.
2. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down full calendar years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. See page 13.
Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.



EIC currently pays a monthly distribution of $0.125 per share[1]

EIC Cumulative Distributions Per Share[2]

Chart showing cumulative distributions per share by year:

- 2019: $0.69 (Regular Distributions)
- 2020: $2.18 (Regular Distributions ~$1.80, Special Distribution ~$0.38)
- 2021: $3.51 (Regular Distributions ~$3.30, Special Distribution ~$0.21)
- Q1 2022: $3.87 (Regular Distributions)

Legend: ■ Regular Distributions ■ Special Distribution

1. Based on frequency of regular distributions most recently declared by the Company.
2. As of March 31, 2022. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**



Key Attributes

- Potential for lower credit expense

- Potential for higher returns

- Expected protection against rising interest rates[1]

Potential For Lower Credit Expense

From 1996 - 2Q 2018, the cumulative default rate on BB-rated CLO debt was 1.5% (or ~ 7 bps per annum)[2]

1.5%
(20 out of 1,347 tranches)



- BB-rated CLO debt tranches that did not default
- BB-rated CLO debt tranches that defaulted

CLO BB versus BB HY Yield[3]



1. Similar to the senior secured loans that serve as the underlying collateral for CLOs, BB-rated CLO debt is a floating rate security that pays interest based on a 3-month interest rate (such as LIBOR or SOFR), plus a spread and, as a result, is expected to have lower interest rate risk than other fixed income securities in a rising interest rate environment. However, the Company's CLO investments are still subject to other forms of interest rate risk.
2. Standard & Poor's, Default, Transition, and Recovery: 2017 Annual Global Leveraged Loan CLO Default Study And Rating Transitions; Adviser's analysis of market data over applicable periods. The default rate on BB-rated CLO debt for the period from 1996 through 2Q 2018 is 1.5% (or just 0.07% per annum) as compared to 2.7% per annum for senior secured loans (from 1998 through 2Q 2018, the period for which the data is available) and 4.3% per annum for high-yield bonds (from 1996 through 2Q 2018).
3. Source: J.P. Morgan, as of March 31, 2022.





INVESTMENT PROCESS
Senior Investment Team





Thomas Majewski
Managing Partner
Chairman and
Chief Executive Officer

26
Years in
Financial Services

20
Years in
CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Founder of Eagle Point

- Longstanding experience as a CLO industry investor and investment banker

- Former Head of CLO Banking at RBS and Merrill Lynch



Daniel Ko
Principal and Portfolio
Manager

16
Years in
Financial Services

16
Years in
CLO Industry

Background

Direct experience in the CLO market dating back to 2006

CLO structuring specialist

- Specialized exclusively in structured finance throughout entire career

- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



Daniel Spinner, CAIA
Principal and Portfolio
Manager

25
Years in
Financial Services

19
Years in
CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Manager evaluation and due diligence specialist

- Former Investment Analyst at 1199SEIU responsible for the private markets portfolios

- Former Co-Founder of Structured Capital Partners, a financial holding company formed to invest in CLO collateral managers

- Credit trained at Chase Manhattan Bank where he spent seven years in the Financial Institutions Group, with coverage responsibility for asset managers including CLO collateral managers



- With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, Eagle Point believes that its approach is more akin to a *private equity-style investment approach* than to the process used by many fixed income investors

- Eagle Point believes the Firm's relative size and prominence in the CLO market enhances the Company's ability to source investments and secure attractive allocations

✓ **Proactive sourcing and identification of investment opportunities**

✓ **Methodical investment analysis and due diligence process**

✓ **Ongoing monitoring and risk management**



Goal

Outperform the CLO market over the long-term





CLO MARKET OVERVIEW
The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the institutional senior secured loan market[1]



U.S. Leveraged Loans Outstanding[1]



U.S. CLO Outstanding[2]



Demand for Senior Secured Loans[1,4]

CLOs 63%

Other Investors 37%

1. Source: S&P Capital IQ, as of March 31, 2022.
2. Source: Refinitiv Leveraged Loan Monthly, as of March 31, 2022.
3. CAGR is an abbreviation for Compound Annual Growth Rate.
4. Represents average demand for newly issued leveraged loans from 2016 through March 31, 2022.

CLO MARKET OVERVIEW
Positive Loan Market Track Record



From 1992 through 2021, the CSLLI generated positive total returns in 28 of the 30 calendar years

Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]

Annualized Return: 5.5%[1]

Year	Return
1992	6.8%
1993	11.2%
1994	10.3%
1995	8.9%
1996	7.5%
1997	8.3%
1998	5.3%
1999	4.7%
2000	4.9%
2001	2.7%
2002	1.1%
2003	11.0%
2004	5.6%
2005	5.7%
2006	7.3%
2007	1.9%
2008	-28.8%
2009	44.9%
2010	10.0%
2011	1.8%
2012	9.4%
2013	6.2%
2014	2.1%
2015	-0.4%
2016	9.9%
2017	4.2%
2018	1.1%
2019	8.2%
2020	2.8%
2021	5.4%
YTD 2022	-2.6%

Senior Secured Loans are the Raw Material of CLOs



Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]

Illustrative Obligor Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
▪ Cash ▪ Receivables ▪ Inventory ▪ Property ▪ Plant ▪ Equipment ▪ Brands/Logos ▪ Intangibles ▪ Subsidiaries	**Senior Secured Loans** First priority pledge of assets	**40-60%**
	Subordinated Bonds Generally unsecured	**10-20%**
	Equity Dividends restricted while Senior Secured Loan is outstanding	**30-50%**

Illustrative purposes only. The actual capital structure of a borrower may vary.

Moody's Average Recovery Rate (1987–2016)[3]



Source: Moody's Investors Service – Annual Default Study: Corporate Default and Recovery Rates, 1920-2016.

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.

1. BB-rated CLO debt is a floating rate security that pays interest based on a 3-month interest rate (such as LIBOR or SOFR) plus a spread and, as a result, is expected to have lower interest rate risk than high yield bonds, which are fixed income securities, in a rising interest rate environment. However, the Company's CLO investments are still subject to other forms of interest rate risk.
2. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.
3. No representation is being made as to the applicability of historical relative recovery rates to future periods.

CLO MARKET OVERVIEW
Loan Market Repayment Rate



Loan repayments provide capital for reinvestment within CLOs

Annual Repayment Rate

Legend: ■ Annual Repayment Rate ▬ Average

Year	Annual Repayment Rate
2003	48.9%
2004	56.4%
2005	48.2%
2006	44.7%
2007	37.3%
2008	8.8%
2009	14.8%
2010	26.9%
2011	40.1%
2012	38.7%
2013	46.9%
2014	27.6%
2015	21.1%
2016	29.6%
2017	38.1%
2018	24.1%
2019	21.7%
2020	18.3%
2021	30.0%
YTD 2022	26.3%

23.6% Cumulative Repayments (2008–2009)

Average: 32.4%

Source: S&P LCD. Data as of March 31, 2022.

CLO MARKET OVERVIEW
CLOs are Securitizations of a Portfolio of Senior Secured Loans



EIC focuses primarily in junior debt tranches of CLOs, with a focus on BB-rated CLO debt



CLO Assets

CLO Liabilities and Equity

Primarily Floating Rate Loan Collateral

Portfolio of Primarily Senior Secured Loans
Typically B-Rated on Average

AAA-Rated Debt Tranche
60-65%

AA-Rated Debt Tranche
9-13%

A-Rated Debt Tranche
5-9%

BBB-Rated Debt Tranche
4-6%

BB-Rated Debt Tranche
4-6%

Unrated Equity Tranche
8-11%

Primarily Floating Rate CLO debt

The Company's Primary Focus

Key Characteristics of CLO Structure

- No mark-to-market triggers (i.e., no margin calls or forced sales)

- Match funded (i.e., limited refinancing risk on CLO debt)[1]

- Ability to reinvest loan principal (i.e., actively managed)

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 7 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.

Key Forms of Credit Enhancement for CLO Debt Investors



CLO debt benefits from structural features and covenants that enhance its credit protection

- **Overcollateralization**

  – At a CLO's inception, the principal value of the loan collateral exceeds the principal amount of the CLO debt outstanding (i.e., the CLO debt is "overcollateralized" by excess loan collateral)

- **Excess Spread**

  – Since the spread on a CLO's loan collateral exceeds the spread on the CLO debt, this excess spread serves as a source of credit enhancement for CLO debt investors

- **Non-Static Structure**

  – The structure of CLOs enables the CLO collateral manager to take advantage of periods of market stress and loan price volatility by re-investing principal proceeds from loan repayments and sales into loans potentially at lower prices and wider spreads



In Eagle Point's opinion, these "self-correcting" structural features of CLOs offer a margin of safety for CLO debt investors and have contributed to the low historical default rate on CLO debt[1]





EIC SUPPLEMENTAL INFORMATION[1]
Income Statement and Balance Sheet Highlights



	Q1 2022 (Unaudited)	Q4 2021	Q3 2021 (Unaudited)	Q2 2021 (Unaudited)	Q1 2021 (Unaudited)
(Dollar amounts are per share of common stock)[2]					
Weighted Average Effective Yield on the Portfolio[3]	11.34%	10.77%	10.27%	9.56%	9.53%
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses	0.35	0.34	0.33	$0.28	$0.27
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses	0.00	0.03	(0.02)	0.00	0.05
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses	$0.35	$0.37	$0.31	$0.28	$0.32
Non-Recurring Losses and Expenses[4]	(0.02)	(0.23)	$0.00	$0.00	$0.00
Total U.S.GAAP NII and Realized Gain/(Loss)	$0.33	$0.14	$0.31	$0.28	$0.32
Common Share Distributions Paid[5]	$0.36	$0.36	$0.27	$0.255	$0.24
Special Common Share Distributions Declared[6]	$0.00	$0.20	$0.00	$0.00	$0.00
Common Share Market Price (period end)	$16.85	$17.03	$17.60	$16.18	$15.24
Net Asset Value (period end)	$16.52	$16.76	$17.69	$17.38	$16.90
$ Premium / (Discount)	$0.33	$0.27	($0.09)	($1.20)	($1.66)
% Premium / (Discount)	2.0%	1.6%	(0.5%)	(6.9%)	(9.8%)
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Debt	$114.7	$116.5	$102.7	$101.4	$99.7
CLO Equity	55.6	53.3	35.1	31.7	21.2
Cash	1.0	0.2	0.4	0.0	0.0
Receivables and Other Assets	3.5	3.2	4.1	2.2	2.2
Liabilities					
Borrowings Under the Credit Facility (Net of Deferred Financing Cost)	(21.2)	(19.5)	(25.0)	(28.4)	(19.1)
Preferred Stock	(37.0)	(35.8)			
Payables and Other Liabilities	(1.0)	(2.6)	(8.5)	(0.8)	(0.8)
Net Assets	$115.6	$115.3	$108.8	$106.1	$103.2
Weighted Average of Common Shares for the period	6,916,215	6,582,392	6,115,701	6,106,724	6,106,458
Common Shares Outstanding at end of period	6,995,913	6,881,964	6,151,347	6,107,214	6,106,458

1. Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2021 Annual Report and Semiannual Report, and interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Please see footnote 1 on page 21 for important information related to weighted average effective yield.
4. Q1 2022 and Q4 2021 results include non-recurring excise tax and non-recurring upfront expenses associated with offering of 5.00% Series A Term Preferred Stock due 2026.
5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
6. Relates to the distribution of excess taxable income over the aggregate distributions paid to common shareholders during the 2021 tax year. The distribution was paid on January 24, 2022 to shareholders of record as of December 23, 2021.



CLO Holdings (as of March 31, 2022)	Principal Amount	Mark	Fair Value	Coupon / Effective Yield
BB-Rated CLO Debt				
Apollo RR 4 Class D Notes	$4,000,000	95.75	$3,830,000	L+5.85%
Ares XLV Class E Notes	800,000	96.03	768,240	L+6.10%
Barings 2018-IV Class E Notes	840,000	95.49	802,116	L+5.82%
Black Diamond 2016-1 Class D-R Notes	1,050,000	86.97	913,185	L+5.60%
Black Diamond 2017-1 Class D Notes	3,600,000	95.75	3,447,000	L+6.60%
Brigade Battalion XII Class E Notes	4,633,000	95.82	4,439,341	L+6.09%
Carlyle GMS 2017-1 Class D Notes	2,000,000	91.47	1,829,400	L+6.00%
Carlyle GMS 2018-1 Class D Notes	665,000	92.96	618,184	L+5.75%
Carlyle GMS 2018-2 Class D Notes	5,500,000	92.56	5,090,800	L+5.25%
Carlyle GMS 2019-1 Class D Notes	3,125,000	97.29	3,040,313	L+6.70%
CIFC Funding 2015-I Class E-RR Notes	2,600,000	93.54	2,432,040	L+6.00%
CIFC Funding 2018-II Class D Notes	1,025,000	94.97	973,443	L+5.85%
CIFC Funding 2019-VI Class E Notes	3,050,000	99.48	3,034,140	L+7.40%
CSAM Madison Park XXVII Class D Notes	3,050,000	93.47	2,850,835	L+5.00%
CSAM Madison Park XLII Class E Notes	1,500,000	97.65	1,464,750	L+6.05%
CSAM Madison Park Funding LI Class E Notes	4,000,000	98.03	3,921,200	L+6.27%
DFG Vibrant VI Class E Notes	1,400,000	94.07	1,316,980	L+5.75%
DFG Vibrant VIII Class D Notes	1,750,000	87.67	1,534,225	L+5.75%
First Eagle BSL 2019-1 Class D Notes	5,000,000	97.00	4,850,000	L+7.70%
GSO Cook Park Class E Notes	1,000,000	92.96	929,600	L+5.40%
KKR 22 Class E Notes	3,000,000	94.50	2,835,000	L+6.00%
King Street Rockford Tower 2018-1 Class E Notes	2,250,000	94.38	2,123,550	L+5.85%
King Street Rockford Tower 2018-2 Class E Notes	4,275,000	95.78	4,094,595	L+6.00%
King Street Rockford Tower 2019-2 Class E Notes	3,000,000	96.39	2,891,700	L+6.05%
King Street Rockford Tower 2020-1 Class E Notes	1,600,000	98.00	1,568,000	L+6.90%
LCM XVIII Class E-R Notes	600,000	89.52	537,120	L+5.95%
Littlejohn Wellfleet 2018-1 Class E Notes	4,025,000	92.51	3,723,528	L+5.50%
Marathon IX Class D Notes	4,050,000	89.43	3,621,915	L+6.05%
Marathon XIII Class D Notes	3,500,000	90.37	3,162,950	L+6.98%
MJX Venture 36 Class E Notes	4,800,000	90.61	4,349,280	L+6.92%
MJX Venture 43 Class E Notes	2,500,000	94.87	2,371,750	L+7.15%
Octagon 37 Class D Notes	1,200,000	93.89	1,126,680	L+5.40%
Octagon 38 Class D Notes	3,725,000	93.46	3,481,385	L+5.70%
Octagon 39 Class E Notes	1,550,000	95.43	1,479,165	L+5.75%
Octagon 41 Class E-R Notes	2,500,000	98.35	2,458,750	L+7.13%
OZLM XXI Class D Notes	4,150,000	89.80	3,726,700	L+5.54%
Palmer Square 2018-1 Class D Notes	1,120,000	94.99	1,063,888	L+5.15%
Pikes Peak 1 Class E Notes	3,000,000	93.57	2,807,100	L+6.05%
Prudential Dryden 37 Class ER Notes	500,000	91.30	456,500	L+5.15%
TCI-Symphony 2016-1 Class E-R-2 Notes	3,000,000	98.08	2,942,400	L+6.75%
TICP IX Class E Notes	2,500,000	95.99	2,399,750	L+5.60%
TICP XI Class E Notes	5,050,000	97.47	4,922,235	L+6.00%
Wind River 2014-1 Class E-R Notes	2,550,000	90.00	2,295,000	L+6.30%
Wind River 2021-3 CLO Ltd Class E Notes	3,000,000	94.96	2,848,800	L+6.60%
York 2 Class E-R Notes	1,605,000	93.91	1,507,256	L+5.65%

CLO Holdings (as of March 31, 2022)	Principal Amount	Mark	Fair Value	Coupon / Effective Yield
B-Rated CLO Debt				
CIFC Funding 2018-IV Class E Notes	$2,000,000	90.13	$1,802,600	L+7.70%
KKR 29 Class F Notes	589,812	-	-	L+9.00%
Total CLO Debt	$122,227,812	94.28	$114,683,389	
CLO Equity				
Ares XLIV CLO Ltd Class Subordinated Notes	$8,000,000	42.50	$3,305,536	13.96%
Ares LVIII CLO Ltd Class Subordinated Notes	4,000,000	76.00	2,977,694	19.20%
Bardin Hill 2021-2 Subordinated Notes	4,000,000	73.52	2,940,633	17.98%
Barings 2021-I Subordinated Notes	4,000,000	88.00	3,434,966	14.65%
Barings 2021-III Subordinated Notes	5,000,000	90.00	4,330,767	15.88%
Carlyle GMS 2021-2 Subordinated Notes	3,000,000	89.00	2,599,149	14.33%
Carlyle GMS 2021-5 Subordinated Notes	5,000,000	87.00	4,236,115	14.43%
CIFC Funding 2019-VI Subordinated Notes	6,000,000	80.00	4,652,325	17.17%
CSAM Madison Park XXXVII Subordinated Notes	4,000,000	89.00	3,420,264	28.60%
GSO Point Au Roche Park Subordinated Notes	5,945,000	88.00	5,138,332	14.35%
KKR 29 Subordinated Notes	5,500,000	87.00	4,637,164	16.48%
Marathon XIII Subordinated Notes	5,300,000	56.00	2,881,141	11.04%
MJX Venture 37 Subordinated Notes	5,200,000	64.00	3,231,503	12.42%
Octagon 37 Subordinated Notes	6,000,000	63.00	3,669,813	16.37%
Octagon 43 Income Note	5,750,000	74.00	4,156,978	12.66%
Total CLO Equity	$76,695,000	74.49	$55,612,380	
Total CLO Holdings	**$198,922,812**		**$170,295,769**	

1. Source: Schedule of Investments of the Company's March 31, 2022 unaudited financial statements. Rating categories are based on the original securities ratings.
Past performance is not indicative of, or a guarantee of, future performance. No representation is being made as to the applicability of historical statistics to future periods. Please see Important Information on page 1.

20



Summary Statistics[1]

WA Effective Yield on the Portfolio	11.34%
WA Effective Yield on CLO Debt	9.29%
WA Coupon on CLO Debt	L + 6.19%
WA Mark on CLO Debt	94.28%
WA Effective Yield on CLO Equity	15.57%

Summary of Underlying Portfolio Characteristics[3]

Number of Unique Underlying Loan Obligors	1,458
Largest Exposure to an Individual Obligor	0.85%
Average Individual Loan Obligor Exposure	0.07%
Top 10 Obligors Loan Exposure	5.74%
Currency: USD Exposure	100.00%
Indirect Exposure to Senior Secured Loans[4]	97.83%
WA Junior OC Cushion Senior to the Security[5]	4.98%
WA Market Value of Loan Collateral	97.50%
WA Stated Loan Spread	3.54%
WA Loan Rating[6]	B+/B
WA Loan Maturity	4.9 years
WA Remaining CLO Reinvestment Period	2.2 years

Asset Type Summary[2]



B-Rated CLO Debt:
$1.8mm (1.1%)

CLO Equity:
$55.6mm (32.7%)

BB-Rated CLO Debt:
$112.9mm (66.3%)

Cash and Borrowing Capacity: $4.7 million[2]

Past performance is not indicative of, or a guarantee of, future performance. No representation is being made as to the applicability of historical statistics to future periods. Amounts shown are rounded and therefore totals may not foot. Please see Important Information on page 1.

1. WA (Weighted Average). Weighted average coupon of CLO debt and weighted average mark of CLO debt are based on relative par amounts as of March 31, 2022. The effective yield on the Company's portfolio of investments is estimated based upon the estimated fair market value of the underlying CLO holdings, current projections of the amounts and timing of each investment's recurring distributions (which for CLO debt securities reflects the scheduled coupon payments and for CLO equity securities reflects various assumptions), and the estimated amounts and timing of principal payments (which may differ from the scheduled maturity date of an investment). The weighted average effective yield is calculated based on the amortized current cost of investments. This statistic is being provided for informational purposes only and does not necessarily reflect the yield at which the Company's records its investment income for each investment. The estimated yield and investment cost may ultimately not be realized.
2. Represents the estimated fair value of investments as of March 31, 2022. Cash and borrowing capacity represents cash net of pending trade settlements and includes available capacity on the Company's credit facility as of March 31, 2022; a value of "N/A" indicates a negative balance due to the timing of trading activities. Borrowings under the credit facility are subject to applicable regulatory and contractual limits.
3. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO" and other related investments held by the Company as of March 31, 2022 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to March 2022 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2022 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of March 31, 2022 and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity and debt investments held by the Company at the end of the reporting period.
4. Data represents aggregate indirect exposure. We obtain our exposure in underlying senior secured loans indirectly through our CLO and related investments.
5. The weighted average OC cushion senior to the security is calculated using the BBB OC cushion for all BB-rated CLO debt securities in the portfolio and the BB OC cushion for all other securities in the portfolio, in each case as held on March 31, 2022.
6. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com).

EIC SUPPLEMENTAL INFORMATION
Obligor and Industry Exposures



As of March 31, 2022, EIC has exposure to 1,458 unique underlying borrowers across a range of industries

Obligor and Industry Exposure

Top 10 Underlying Obligors[1]	% Total	Top 10 Industries of Underlying Obligors[1,2]	% Total
Cablevision	0.8%	Technology	10.1%
Asurion	0.8%	Health Care	9.5%
Numericable	0.6%	Publishing	6.7%
Transdigm	0.6%	Financial Intermediaries	5.7%
Centurylink	0.5%	Telecommunications	4.5%
Howden	0.5%	Diversified/Conglomerate Service	4.5%
American Airlines	0.5%	Lodging & Casinos	4.3%
Athenahealth	0.5%	Building & Development	3.9%
Medline Industries	0.5%	Commercial Services & Supplies	3.7%
Virgin Media Investment Holdings	0.4%	Technology: Hardware & Equipment	3.3%
Total	**5.7%**	**Total**	**56.3%**

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO" and related investments held by the Company as of March 31, 2022 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to March 2022 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2022 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of March 31, 2022 and this data may not be representative of current or future holdings.
2. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown; if they were reflected, they would represent 7.7%.



Maturity Distribution of Underlying Obligors[1]

Prior to 2025, only 10.2% of EIC's underlying loan portfolio matures

Maturity	2022	2023	2024	2025	2026	2027	2028	2029+
% of Fund Exposure	0.1%	1.5%	8.6%	17.8%	16.9%	16.3%	33.1%	5.7%

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO" and related investments held by the Company as of March 31, 2022 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to March 2022 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2022 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of March 31, 2022 and this data may not be representative of current or future holdings.





SELECTED MARKET DATA
Credit Fundamentals



Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]



Source: S&P LCD.

1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the S&P/LSTA Leveraged Loan Index. As of December 31, 2021, this included approximately $185 billion of outstanding loans.
2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.

SELECTED MARKET DATA
Credit Fundamentals





Annual Revenue Change (YoY) for Below Investment Grade Companies[1]



Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

Source: S&P LCD.

1.   Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the S&P/LSTA Leveraged Loan Index. As of December 31, 2021, this included approximately $185 billion of outstanding loans.

SELECTED MARKET DATA
Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

Annual CLO Trading Volume

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches	Total
2011	$15.3	$24.1	$39.4
2012	$70.5	$35.4	$105.9
2013	$36.6	$42.7	$79.3
2014	$32.3	$47.7	$80.0
2015	$39.1	$52.0	$91.1
2016	$37.8	$52.2	$90.0
2017	$42.1	$26.2	$68.3
2018	$28.2	$45.7	$73.9
2019	$36.1	$74.8	$110.9
2020	$50.7	$133.9	$184.6
2021	$61.3	$79.1	$140.4
YTD 2022	$11.3	$41.4	$52.7

Volume in billions

There was over $100 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. Data as of March 31, 2022.

COMPANY INFORMATION





Eagle Point Income Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointIncome.com

ICR (Media and Investor Relations)
IR@eaglepointincome.com
(203) 340 8510